                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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             FORM 4                                                                                           OMB APPROVAL
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[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:      September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
--------------------------------


1. Name and Address of Reporting Person *

Kaplan                      Philip
   (Last)                   (First)                 (Middle)

c/o Loehmann's, Inc. 2500 Halsey Street
                            (Street)

Bronx                       New York                  10461
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Loehmann's, Inc. (LOEH)


3. IRS or Social Security Number of Reporting Person (Voluntary)



4.  Statement of Month/Year

May 1998


5. If Amendment, Date or Original (Month/Year)



6.  Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                          10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------


7.    Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                               Code      V      Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- -----------  -----------
Common Stock, par value $0.01
per share (1)                      5/13/98      X                39,892    A    $1.065
Common Stock, par value $0.01
per share (2)                      5/13/98      X                10,783    A    $1.065
Common Stock, par value $0.01
per share                          5/27/98      S                 5,000    D    $5.575
Common Stock, par value $0.01
per share                          5/28/98      S                 5,000    D    $5.550
Common Stock, par value $0.01
per share                          5/29/98      S                 5,000    D    $5.750        80,133            D
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- -----------  -----------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 9-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6.  Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-       cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-         piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)        (Month/Day/
                                            ative         Day/                                                     Year)
                                            Secur         Year)     -------------  -------------------------  ----------------------
                                                                                                              Date         Expira-
                                                                    Code     V        (A)           (D)       Exer-        tion
                                                                                                              cisable      Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
Stock Options                             $1.0650        5/13/98     X                             39,892         (3)         (3)
Stock Options                             $1.0650        5/13/98     X                             10,783         (3)         (3)
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------

7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Common Stock, par
value $0.01 per share      39,892
Common Stock, par
value $0.01 per share      10,783                        52,041(3)          D
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) On May 13, 1998, reporting person exercised stock options to acquire 39,892 shares of Common Stock at an exercise price of $1.0650 per share.

(2) On May 13, 1998, reporting person exercised stock options to acquire 10,783 shares of Common Stock at an exercise price of $1.0650 per share.

(3) Options exercised were from grants pursuant to the 1988 Stock Option Plan. Pursuant to the 1988 Stock Option Plan, reporting person holds options to purchase 26,871 shares of Common Stock at an exercise price of $1.0650 per share; such options are currently vested and exercisable, and expire, with certain exceptions, five years after the dates of vesting. Reporting person also holds stock options with the following exercise prices, vesting, schedules and expiration dates: (i) options to purchase 14,657 shares of Common Stock at an exercise price of $5.01 per share, which options are currently vested and exercisable and expire, with certain exceptions, five years after the dates of vesting, (ii) options to purchase 6,840 shares of Common Stock at an exercise price of $8.06 per share, which options are currently vested and exercisable and expire, with certain exceptions, five years after the dates of vesting, (iii) options to purchase 3,673 shares of Common Stock at an exercise price of $8.06 per share, which options are currently vested and exercisable and expire, with certain exceptions, on the tenth anniversary of the date of grant.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

          /s/ Philip Kaplan                                  6/3/98
-----------------------------------------------       ---------------------
    **Signature of Reporting Person                           Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Page 2
SEC 1474 (9-96)